Mail Stop 4561
via fax (847) 604-5395

July 27, 2009

Geoffrey P. Talbot
Chief Executive Officer
Statmon Technologies Corp.
3000 Lakeside Drive
Suite 300 South
Bannockburn, IL 60015

Re: **Statmon Technologies Corp**
Form 10-KSB/A for the Fiscal Year Ended March 31, 2008
Ended April 30, 2008 - Filed April 10, 2009
Forms 10-Q/A for the Quarters Ended June 30, 2008 and
September 30, 2008 - Filed April 9, 2009
Form 10-Q for the Quarter Ended December 31, 2008
Filed March 23, 2009
File No. 000-09751

Dear Mr. Talbot:

We have reviewed your response letter dated July 6, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 27, 2009

Form 10-KSB/A for the Fiscal Year Ended March 31, 2008, Forms 10-Q/A for the Quarters Ended June 30, 2008 and September 30, 2008 and Form 10-Q for the Quarter Ended December 31, 2008

Item 8A(T) and Item 4, respectively. Evaluation of Disclosure Controls and Procedures

1.   Please note that pursuant to Item 307 of Regulation S-K disclosure controls and procedures is defined as controls and procedures that are designed "to ensure information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the

time periods specified in the Commission's rules and forms" <u>and</u> controls and procedures that are designed "to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure." We note that the Company's conclusions regarding the effectiveness of your disclosure controls and procedures refer to only half of the definition. If you choose to refer to the definition of disclosure controls and procedures when concluding as to the effectiveness of your disclosure controls and procedures then you should provide <u>the entire definition.</u> Alternatively, you may conclude that your disclosures controls and procedures were "effective" or "not effective" without providing any part of the definition. Please revise your filings accordingly and submit draft copies of revision prior to amending the documents.

<u>Other</u>

2.   We note that Christan J. Hoffmann III signed the Tandy representations made in your response to prior comment 10. Please clarify whether Mr. Hoffmann is an employee of the Company or whether he is your outside legal counsel. If the latter is the case, then please confirm that Mr. Hoffman is acting as agent for the Company in making such representations and provide a copy of the Company's written authorization granting Mr. Hoffman the permission to make such authorizations. Alternatively, please provide these representations in a letter signed by a representative of the Company.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief